Filed by IBERIABANK Corporation Pursuant to Rule 425 under the Securities Act of 1933

Subject Company :	AMERICAN HORIZONS BANCORP, INC.
Commission File No:	000 - 25756

For Immediate Release

September 29, 2004

Contact:	Daryl G. Byrd, President and CEO, 337-521-4003
John R. Davis, Senior Executive Vice President, 337-521-4005

IBERIABANK Corporation Announces Merger Agreement

With American Horizons Bancorp, Inc.

Lafayette, Louisiana - IBERIABANK Corporation (NASDAQ: IBKC), the holding company for the 117-year old IBERIABANK, and American Horizons Bancorp, Inc. (“American Horizons”), the holding company for American Horizons Bank of Monroe, Louisiana, announced today the signing of a definitive agreement for IBERIABANK Corporation (“IBERIABANK”) to acquire American Horizons.

According to the agreement signed today, shareholders of American Horizons will receive 0.3771 share of IBERIABANK common stock per outstanding share of American Horizons common stock. In addition, shareholders of American Horizons have the right to receive an additional cash payment of up to $1.6 million, based on the successful disposition of predetermined loans. Based on the closing price of IBERIABANK’s common stock on September 28, 2004 of $57.00 per share, the transaction has an estimated total value of $48.2 million, assuming full conversion of stock options and full cash payment of $1.6 million. American Horizons will have 2,167,093 shares outstanding assuming full conversion of all outstanding stock options. One-time merger-related charges expected to be recorded on IBERIABANK’s financial statements during the first quarter of 2005 are estimated to be approximately $900,000. At this price, assuming projected cost savings and revenue improvements, and excluding one-time merger-related costs, the transaction is projected to have no material impact on IBERIABANK’s fully diluted earnings per share for the year ending December 31, 2005. In addition, the transaction is anticipated to be slightly accretive to cash earnings. On a combined basis, the Company’s total assets will exceed $2.7 billion.

The transaction is expected to be consummated during the first quarter of 2005, subject to regulatory and American Horizons shareholder approvals. Upon completion of the merger and operating system conversion, American Horizons Bank branches will operate under the IBERIABANK name. The Boards of Directors of American Horizons and American Horizons Bank, will form IBERIABANK’s Advisory Board for the Northeast Louisiana market.

“We are thrilled to partner with one of North Louisiana’s most successful financial institutions,” said Daryl G. Byrd, President and Chief Executive Officer of IBERIABANK Corporation. “We believe that the combination of our two organizations will deliver exceptional value to our clients, shareholders, and communities. We welcome American Horizons’ shareholders to a diversified, high performance banking institution with a pro forma market capitalization in excess of nearly $450 million.”

“Today is an important day for American Horizons Bank. We are merging with an organization that we believe brings the best of all worlds,” said Will E. Pratt, Chief Executive Officer of American Horizons Bank. “IBERIABANK offers the stability and resources of a larger organization, yet local decision-making and a focus on client needs that result in an organization that delivers both the agility and client focus of an outstanding community bank, such as American Horizons”. Pratt continued, “Van Pardue, President of American Horizons Bank, will serve as Northeast Louisiana Market President for the combined entity. His local leadership backed by this dynamic, growing company, will provide a winning combination for our clients, employees, and our community.”

Van Pardue commented, “IBERIABANK has a long history of commitment to the communities they serve. We plan to build on this legacy of excellence by investing time, talent, and financial resources to make our community the best it can be.”

Terms of the Agreement

• Exchange Ratio:	0.3771 share of IBERIABANK common stock per American Horizons share outstanding.

• Cash/Stock:	100% stock with up to $1.6 million potential cash component.

• Collars:	Fixed exchange ratio with collars at $56.00 and $59.02.

• Value Per Share:	Stock value of $21.49 per American Horizons share ($57.00 IBERIABANK share price times 0.3771 shares) plus up to $0.73 per American Horizon share in cash.

• Walk Away Provisions:	Customary (mutual consent, material adverse change, etc.).

• One Time Costs:	Approximately $900,000, or $0.09, per share of IBERIABANK.

• Earnings Improvements:	Aggregate savings and revenue enhancements equivalent to 35% of American Horizons’ expense structure in first year, phased in over the year and 42% in the second year.

• Market Leadership:	Van Pardue—Northeast Louisiana Market President.

• Due Diligence:	Completed.

• Lock-up Fee:	$1,000,000, triggered under certain conditions.

• Anticipated Closing:	First quarter of 2005.

• Approvals Required:	Federal Reserve, Louisiana Office of Financial Institutions, and shareholders of American Horizons.

Financial Ratios (Assuming Full Conversion)

• Total Consideration:	$48.2 million, assuming $57.00 IBERIABANK stock price.

• Price-to-Book:	2.08 times fully converted June 30, 2004 book value.

• Price-to-Earnings:	18.5 times fully converted, trailing 12-months earnings for American Horizons.

• Total Deposit Premium:	12.8% of June 30, 2004 total deposits (assuming full conversion)

• Core Deposit Premium:	17.4% of deposits excluding CDs over $100,000 (assuming full conversion).

• EPS Dilution/(Accr.):	Excluding one-time merger related costs, no material impact in 2004, 2005, and possibly in 2006.

• Internal Rate of Return:	Mid-to-low 20% range.

About American Horizons Bancorp, Inc.

American Horizons, the holding company for American Horizons Bank, was founded in November 2002 in Monroe, Louisiana in a merger of equals between American Bank of Ruston and Horizons Bank of Monroe. At June 30, 2004, American Horizons had total assets of $265 million, loans of $210 million, deposits of $195 million and shareholders’ equity of $22 million (equal to 8.30% of total assets). At June 30, 2004, American Horizons had $1.9 million in nonperforming assets, including loans past due 90 days or more, equal to 0.66% of total assets and a loan loss reserve equal to 0.98% of total loans. American Horizons has three offices in Monroe, two offices in West Monroe, one office in Ruston and two offices in Bastrop. American Horizons Bank is the 6th largest financial institution in the Monroe, Louisiana MSA with 6.7% of total deposits at June 30, 2003. For the six-month period ended June 30, 2004, American Horizons reported net income of $1.5 million. American Horizons’ stock is not actively traded, but closely held with approximately 360 shareholders of record, primarily in northeast Louisiana.

About IBERIABANK Corporation

IBERIABANK Corporation, the holding company for IBERIABANK, is the third largest Louisiana based bank holding company. IBERIABANK was established in 1887 in New Iberia, Louisiana. IBERIABANK operates 42 offices serving Monroe, New Orleans, Shreveport, Baton Rouge, and the Acadiana region of Louisiana. Total assets at June 30, 2004, were $2.4 billion, loans of $1.5 billion, deposits of $1.8 billion, and shareholder equity of $204 million. At that time, the Company had nonperforming assets equal to 0.21% of total assets and a loan loss reserve equal to 1.29% of total loans. With the pending merger, IBERIABANK will be the fifth largest bank holding company in Louisiana. IBERIABANK holds the dominant deposit market share in the 5-parish Acadiana market (Lafayette, Acadia, St. Martin, Vermilion, and Iberia parishes), holds the second largest deposit market share in northeast Louisiana (Monroe MSA), the tenth largest deposit market share in New Orleans (Jefferson and Orleans parishes), and less than 1% of the Baton Rouge and Shreveport markets.

About Northeast Louisiana

Northeast Louisiana includes Ouachita, Caldwell, Morehouse, Lincoln, and Union Parishes. This area has a population of over 312,000 and is a considered a major trade area because of its location along Interstate 20. More specifically, the Monroe MSA has a population of over 145,000 with a median family income of $32,047 (2000 census data). Monroe and West Monroe serve as the hub of retail and commercial trade, medical services, and government services for the northeastern part of Louisiana. In addition, the Monroe and Ruston MSAs are the home of nearly 26,000 college students, including Louisiana Tech University, Grambling State University, and the University of Louisiana at Monroe.

Largest Employers in Northeast Louisiana:	# of Employees
Ouachita Parish School System (education)	2,638
Pilgrim’s Pride (chicken processing)	1,900
St. Francis Medical Center (medical services)	1,745
Monroe City Schools (education)	1,400
State Farm Insurance (claims processing)	1,400
University of Louisiana at Monroe (education)	1,250
Louisiana Tech University (education)	1,200
City of Monroe (government services)	1,100
E. A Conway Medical Center (medical services)	1,050
CenturyTel Communications (telephone services)	1,018
Graphix Packaging Corporation (pulp/paper processing)	1,000
Glenwood Regional Medical Center (medical services)	1,000
Chase Home Finance (mortgage processing)	900
Grambling State University (education)	850
International Paper (paper processing)	825
Guide Corporation (auto headlight mfg)	800
Lincoln General Hospital (medical services)	700

Unemployment in Ouachita Parish was 5.8% in July 2004, down from 6.8% one-year prior and below the Louisiana figure of 6.4% for July 2004. Lincoln Parish reported an unemployment rate of 4.9% in July 2004, the 5th lowest parish in the state and Morehouse Parish reported 13.4% at the same period. Additional points of interest include:

•	Monroe is the birthplace of Delta Airlines.

•	Home of the first independent Coca-Cola bottling company originally founded by the local Biedenharn family.

•	The agricultural and timber industries both play substantial roles in the region. The USDA and Louisiana Department of Agriculture are currently seeking sites on which to build an ethanol plant that would further support the farming business.

•	A $70 million construction project is underway at the University of Louisiana at Monroe.

•	Entergy is opening a new call center with potential to expand.

The Monroe MSA is one of the least concentrated metropolitan markets in Louisiana, as indicated by the deposit market share position of the large and out-of-state banks.

IBERIABANK has demonstrated an ability to compete successfully in markets where community banks predominate and also take market share from competitors in markets possessing a heavy concentration of large and out-of-state banks.

Louisiana Metropolitan Market Concentration (Excludes Credit Unions)

Louisiana Market (MSA Definition)	Deposits ($ billion)	IBKC Mkt. Share (%)	# Large Banks**	% Large Bank Deposits**
Baton Rouge	$7.9 bill	0.9%*	7	88.4%
Shreveport-Bossier	3.9	0.0%	5	81.3
New Orleans	18.3	1.4%	7	73.6
Houma-Thibodaux	2.3	—	5	71.5
St. Tammany	2.2	—	7	68.3
Alexandria	1.4	—	4	64.5
Monroe	1.8	14.8%*	5	61.0
Lake Charles	1.8	—	3	60.7
Lafayette	4.6	15.0%	5	30.7

*	IBKC figures for Monroe include American Horizons Bank.
**	“Large banks” are defined as FDIC-insured banks with headquarters outside of Louisiana and/or deposits in excess of $5 billion. Source: Deposits on June 30, 2003, adjusted for announced acquisitions; FDIC.

Monroe MSA Deposits (Includes Credit Unions)

Financial Institution		Deps. ($mm)	Dep. Mkt Share	# of Offices	$mm Deps. Per Office
1	JP Morgan Chase (Bank One)	$482	22.7%	13	$37.1mm
2	IBERIABANK/American Horizons	301	14.2	7	42.9
3	Regions	204	9.6	4	50.9
4	Hibernia	202	9.5	4	50.6
5	Progressive Bank	161	7.6	6	26.9
6	Ouachita Independent	132	6.2	5	26.5
7	Amsouth	106	5.0	5	21.3
8	BancorpSouth	92	4.3	4	22.9
9	BSJ (Cross Keys Bk)	75	3.5	3	25.0
10	CTB (Community Tr)	61	2.9	4	15.1
	All Other Companies	308	14.5	14	22.0
	Total Monroe MSA	$2.1 bill	100.0%	75	$28.3mm

Source:	All financial institution deposits, including credit unions, on June 30, 2003, adjusted for announced mergers.

Conference Call

A conference call has been scheduled for Wednesday, September 29, 2004 at 9:00 a.m. Central Time (10:00 a.m. Eastern Time). The call in number for the conference is (888) 428-4474 and the confirmation code is 748133. A replay of the call has been scheduled and will be available for 7 days, beginning at 4:00 p.m. Central Time on September 29, 2004. The call in number for the replay is (800) 475-6701 and the confirmation code is also 748133.

Forward Looking Statements

To the extent that statements in this press release relate to future plans, objectives, financial results or performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. IBERIABANK Corporation’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. Factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, changes in market and economic conditions; changes in interest rates, deposit flows, loan demand and real estate values; competitive pressures; changes in accounting principles, policies or guidelines; changes in the Company’s loan or investment portfolio; legislative or regulatory changes; changes in monetary or fiscal policies; military or terrorist activities; litigation costs and expenses; and other economic, competitive, governmental, regulatory and technological factors affecting the Company’s business activities and prospects. Factors affecting IBERIABANK Corporation are discussed in the Company’s periodic and other filings with the Securities and Exchange Commission, available at the SEC’s website, www.sec.gov, and the Company’s website, www.iberiabank.com.

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and American Horizons, without charge, at the SEC’s web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-12th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone: (337) 521-4788, Fax: (337) 521-4021.

This communication is not an offer to purchase shares of American Horizons common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with American Horizons. Any issuance of IBERIABANK Corporation common stock in any proposed merger with American Horizons would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.